MAIL STOP 3561

February 1, 2007

Mr. Daniel H. Lloyd
Chief Executive Officer
Superior Oil and Gas Co.
14910 N.W. 36th Street
Yukon, OK 73099

> **Re: Superior Oil and Gas Co.**
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Form 10-QSB for the quarterly period ended June 30, 2006**
> **File Number 000-50173**
> **Supplemental letter dated October 16, 2006**

Dear Mr.Lloyd :

        We have reviewed your supplemental responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A for the fiscal year ended December 31, 2005 filed October 20, 2006

Note 5- Common stock transactions, page 14

1.   You stated in response to prior comment three of our letter dated September 12, 2006 that valuation of your equity transactions at current market value is inappropriate and contrary to experience. Instead you value your equity issuances based upon a seventy percent discount due to the restrictive nature of the shares

and the lack of any significant volume in the trading market of these shares. GAAP typically requires an issuer to value any equity issuances at the current market value and the staff has not objected to de minimis discounts relating to Rule 144 restrictions. Any further discounts taken for trading restrictions must have an objective basis. Discounts selected based upon rules of thumb or general studies are considered to be subjective. In addition, discounts based upon a thin trading market are also considered to be subjective in nature. You state that you believe these transactions are valued in accordance with EITF 96-18 yet this consensus only provides guidance with respect to the measurement date of equity issuances. SFAS 123 and 123(R) indicate that equity issuances to non-employees are to be valued at the fair value of the equity issued or the fair value of the goods/services provided in exchange, whichever is more reliably measured. It appears that the fair value of your stock may not be reliably measurable. Tell us why you do not value these transactions at the fair value of the services provided. Tell us also how you applied SFAS 123(R) to your non-employee equity issuances, your method of adopting SFAS 123(R) and where we would see these disclosures in your 2006 public filings.

Form 10-QSB/A for the three months ended March 31, 2006 filed October 20, 2006

Item 3 - Controls and Procedures, page 17

2.   The required disclosure in this section is to state whether disclosure controls and procedures are effective or not effective, any other conclusion is inappropriate. Please refer to Release No. 33-8238: Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, which may be found on the Commission's website at **http://www.sec.gov/rules/final/33-8238.htm** Please confirm to the staff that you will provide the appropriate representations in future filings.

Form 10-QSB/A for the three months ended June 30, 2006 filed October 20, 2006

Statement of Cash Flows, page 6

3.   It appears to us that the assets acquired by issuance of common stock should be deleted from the body of the statement of cash flows and presented in a supplemental schedule as a non-cash investing activity. Please refer to SFAS 95, paragraph 32 and revise all applicable filings. Disclose in a note the nature of all asset acquisitions in exchange for stock.

Daniel H. Lloyd
Superior Oil and Gas Co.
February 1, 2007
Page 3

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Raj Rajan at (202) 551-3388 or me at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

                            Sincerely,

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Emerging Growth Companies

CC: Thomas J. Kenan Esq.,
Fax # (405)-232-8384